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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Three Months ended March 31,	Year ended December 31,
2001	2000	1999	1998	1997	1996
$—	$—	$—	$—	$—	$—
Ratio of Earnings to fixed charges (1)
(1)
Earnings for the years ended December 31, 1996, 1997, 1998, 1999, 2000 and the three months ended March 31, 2001 were insufficient to cover fixed charges by an amount equal to the net loss for the periods.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES